Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 22, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulations 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform that the Board of Directors of the Company, at its meeting held today, i.e., July 22, 2026, inter alia considered and approved the following:

1.	Appointment of Senior Management Personnel

Pursuant to the recommendation of the Nomination, Governance and Compensation Committee, the Board of Directors of the Company, at their meeting held today, approved the appointment of Dr. Sridevi Khambhampaty as Global Head of Biologics and Senior Management Personnel of the Company, and her induction as a Member of the Management Council, effective July 22, 2026.

The updated list of the Company's Senior Management Personnel, reflecting the above appointment, is enclosed as Annexure A1.

2.	Appointment of M/s Deloitte Haskins & Sells, LLP as Independent Registered Public Accounting Firm

This is in continuation of our letter dated May 12, 2026, wherein the Company had informed that it has appointed M/s Deloitte Haskins & Sells, LLP, (Firm Registration No. 117366W/W-100018), as the Statutory Auditors of the Company, in terms of the provisions of Companies Act, 2013, for a term of five consecutive years, commencing from the conclusion of the 42nd AGM till the conclusion of the 47th AGM, subject to the approval of the shareholders at the ensuing AGM.

We further wish to inform that to align with the above and basis the recommendation of the Audit Committee, the Board of Directors have approved the appointment of M/s Deloitte Haskins & Sells, LLP, as the Independent Registered Public Accounting Firm of the Company for the purpose of auditing the financial statements of the Company to be included in the Company’s Annual Report on Form 20-F and reviewing the interim financial statements to be filed with the U.S. Securities and Exchange Commission on Form 6-K.

The disclosure required under Regulation 30 of the SEBI Listing Regulations read with SEBI Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, is enclosed as Annexure A and B.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure A

Details of Dr. Sridevi Khambhampaty

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise~~	Appointment of Dr. Sridevi Khambhampaty as Global Head of Biologics and Senior Management Personnel of the Company, and her induction as a Member of the Management Council
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment	July 22, 2026
3.	Brief profile (in case of appointment)	As mentioned below
4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Brief Profile of Dr. Sridevi Khambhampaty

Dr. Sridevi is an accomplished biopharmaceutical leader with over two decades of experience spanning Biologics R&D, Quality, and Business leadership. Most recently, she served as the CEO of Shilpa Biologics, where she led the organization’s growth and strategic direction. Prior to this, she held senior leadership roles at Syngene International and Intas Biopharma.

In her previous stint at Dr Reddy’s, Dr. Sridevi led teams in Product Development and Quality Control at Biologics and contributed to several of our current products in biosimilars. She brings deep expertise in biologics, development strategy, regulatory sciences, and cross-functional leadership, along with extensive experience in building and scaling high-performing teams. She holds a PhD in Biological Sciences from NCBS (TIFR) and completed her postdoctoral research at Stanford University School of Medicine

Annexure A1

List of Senior Management Personnel

Sl.No	Name of the SMP	Designation
1	Mr. Satish Reddy	Chairman and Whole-time Director
2	Mr. G V Prasad	Co-Chairman and Managing Director (KMP)
3	Mr. Erez Israeli	Chief Executive Officer (KMP)
4	Mr. M V Ramana	CEO Global Generics
5	Mr. Sanjay Sharma	Chief Operating Officer
6	Mr. M V Narasimham	Chief Financial Officer (KMP)
7	Mr. Deepak Sapra	Chief Executive Officer, API and Services
8	Mr. Krishna Venkatesh	Global Head of IPDO - Integrated Product Development Organization
9	Mr. Patrick Aghanian	Head - Consumer Health Organization
10	Mr. Phanimitra B	Chief Digital and Information Officer
11	Mr. Milan Kalawadia	Chief Executive Officer, North America
12	Mr. M S Madhu Sundar	Global Head of Quality and PV
13	Mr. Sandeep Khandelwal	Global Generics India Head
14	Dr. Sridevi Khambhampaty	Global Head of Biologics
15	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR (KMP)

Annexure B

Details of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants as Independent Registered

Public Accounting Firm

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, re-appointment, ~~resignation, removal, death or otherwise~~	Appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment	July 22, 2026
3.	Brief profile (in case of appointment)

Deloitte Haskins & Sells, Mumbai was constituted in 1997 and has been converted to a Limited Liability Partnership (LLP), with the name Deloitte Haskins & Sells LLP ("“DHS LLP”" or "“Firm"”), w.e.f. November 20, 2013. DHS LLP is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018) and is a part of Deloitte Haskins & Sells & Affiliates being the Network of Firms registered with the ICAI. The registered office of the Firm is One International Center, Tower 3, 31st Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai - 400013, Maharashtra, India.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable